UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CONSOL Coal Resources LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

20855T100

(CUSIP Number)

Martha A. Wiegand

General Counsel and Secretary

1000 CONSOL Energy Drive, Suite 100

Canonsburg, Pennsylvania 15317

(724) 485-3300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 16, 2019

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20855T100	13D	Page 1 of 5 Pages

1	Names of reporting persons CONSOL Energy Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole voting power 16,792,405
	8	Shared voting power 0
	9	Sole dispositive power 16,792,405
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 16,792,405
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 60.8%
14	Type of reporting person CO

CUSIP No. 20855T100	13D	Page 2 of 5 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on December 8, 2017 (as amended to date, the “Schedule 13D”) relating to the common units representing limited partner interests (the “Common Units”) of CONSOL Coal Resources LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by adding the following:

Between September 11, 2018 and May 10, 2019, CONSOL Energy Inc. (the “Reporting Person”) purchased 174,842 Common Units in a series of open market transactions for aggregate consideration of approximately $3.19 million. The Reporting Person used its working capital to fund such purchases.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following:

10b5-1 Plan

On September 14, 2018, the Reporting Person entered into a trading plan (the “Trading Plan”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Pursuant to the Trading Plan, a broker dealer made periodic purchases of Common Units on behalf of the Reporting Person, subject to the terms of the Trading Plan. The Trading Plan terminated pursuant to its terms on November 2, 2018.

Subordinated Unit Conversion

On August 15, 2019, the Issuer made a quarterly cash distribution to all unitholders of the Issuer. As a result, and pursuant to the Third Amended and Restated Agreement of Limited Partnership of the Issuer, dated November 28, 2017 (the “Partnership Agreement”), on August 16, 2019, the 11,611,067 Subordinated Units (as defined in the Partnership Agreement) held by the Reporting Person automatically converted into 11,611,067 Common Units.

General

The Reporting Person acquired the Common Units, the Subordinated Units and the incentive distribution rights reported herein for investment purposes, and the Reporting Person intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 20855T100	13D	Page 3 of 5 Pages

The Reporting Person may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person owns all of the issued and outstanding equity interests of the General Partner and has appointed all of the members of the General Partner’s board of directors (the “Board”), some of whom also serve as executive officers or directors of the Reporting Person. The Reporting Person may engage in discussions with management, the Board, unitholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Units; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or legal structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

As of the date hereof, the Reporting Person has sole voting and dispositive power with respect to 16,792,405 Common Units and does not have shared voting or dispositive power with respect to any Common Units. The Reporting Person beneficially owns 60.8% of the Common Units outstanding, based on 27,632,766 Common Units outstanding following the conversion of the Subordinated Units.

(c)

Between September 11, 2018 and May 10, 2019, the Reporting Person purchased 174,842 Common Units at prices ranging from $17.20 to $19.00 per Common Unit in a series of open market transactions on the New York Stock Exchange. Details by date, listing the number of Common Units acquired and the weighted average price per unit are provided below. The Reporting Persons undertakes to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of Common Units sold at each separate price for a given transaction.

Date	Common Units Purchased	Weighted Average Price per Common Unit
September 11, 2018	7,900	$17.23
September 12, 2018	5,990	$17.80
September 13, 2018	5,946	$17.94
September 14, 2018	100	$18.00

CUSIP No. 20855T100	13D	Page 4 of 5 Pages

September 17, 2018	9,400	$17.81
September 18, 2018	8,000	$17.88
September 19, 2018	7,000	$17.89
September 20, 2018	1,400	$17.89
September 21, 2018	3,300	$17.92
September 24, 2018	4,300	$17.89
September 25, 2018	5,400	$17.93
September 26, 2018	5,300	$17.93
September 27, 2018	8,800	$17.95
September 28, 2018	4,700	$17.97
October 1, 2018	7,100	$18.21
October 2, 2018	6,100	$18.69
October 3, 2018	1,100	$18.93
October 4, 2018	3,936	$18.94
October 5, 2018	1,000	$19.00
October 8, 2018	8,600	$18.71
October 9, 2018	5,000	$18.63
October 10, 2018	8,600	$18.56
October 11, 2018	1,000	$18.50
October 12, 2018	6,595	$18.37
October 15, 2018	2,300	$18.71
October 16, 2018	1,400	$19.00
October 17, 2018	800	$19.00
October 18, 2018	10,100	$18.85
October 19, 2018	8,600	$18.76
October 22, 2018	1,800	$19.00
October 23, 2018	6,800	$18.77
October 26, 2018	2,400	$18.99
October 29, 2018	6,941	$18.97
October 30, 2018	250	$19.00
May 10, 2019	6,884	$17.32

(d)	None.

(e)	Not applicable.

CUSIP No. 20855T100	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2019

CONSOL Energy Inc.

By:	/s/ Martha Wiegand

Name: Martha Wiegand
Title: General Counsel and Secretary